Seagate Technology plc

10200 S. De Anza Blvd.

Cupertino, CA 95014

Kenneth M. Massaroni
Executive Vice President, General Counsel and CAO
Telephone: 408-658-1280
Fax: 952-402-1097
Email: kenneth.m.massaroni@seagate.com

January 24, 2012

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Seagate Technology plc
Form 10-K for the fiscal year ended July 1, 2011
Filed August 17, 2011
Definitive Proxy Statement Filed on Schedule 14A
Filed September 26, 2011
File No. 001-31560

Dear Mr. Crispino:

Seagate Technology plc (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission the response set forth below to the comment letter dated January 12, 2012 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the fiscal year ended July 1, 2011

Part III Information Incorporation By Reference in Schedule 14A Filed on September 26, 2011

Compensation of Named Executive Officers, page 50

1.             Please discuss the factors that led your compensation committee to award performance-vesting shares and stock options in the amount of $1,898,555 and $3,951,827, respectively, to Mr. Albert A. Pimentel in fiscal year 2011. See Item 402 (b)(2) of Regulation S-K. Also please confirm that in future filings, as applicable, you will provide similar disclosure regarding the specific factors considered in awarding compensation to each of your named executive officers.

Response:  Seagate acknowledges the Staff’s comments and supplementally advises the Staff as follows:

Mr. Albert A. Pimentel joined Seagate as Executive Vice President, Sales and Marketing on April 4, 2011.  As part of his new-hire compensation package, Mr. Pimentel received 647,500 options and 111,000 performance share awards.  The components of the new-hire package, including the size and mix of the equity awards, were determined through arm’s length negotiations between the Compensation Committee of the Board of Directors (the “Committee”) and Mr. Pimentel. The value of the equity award was split as follows: 70% for options (using a Black-Scholes valuation analysis) and 30% for performance shares, which was consistent with the Company’s then applicable new-hire equity mix guidelines.  Additionally, please note that the aggregate amount of $1,898,555 stated in the Staff’s question in relation to performance shares included $254,645 of value for time-vesting restricted share units that were granted to Mr. Pimentel in October 2010 while he was serving as a non-employee director, as noted in footnote (4) on page 50 of the proxy statement.

In negotiating the new-hire equity awards for Mr. Pimentel, the Committee had regard to multiple factors, including the following:

•                  Mr. Pimentel’s extensive experience and background, including his broad base of expertise and familiarity with Seagate business operations and objectives, as well as the scope of his future responsibilities relative to other members of the executive team,

•                  The market value of new-hire compensation packages offered during the preceding year by similarly-situated technology companies in the Company’s NEO Peer Group (as listed on page 40 of the proxy) for executive positions similar to Mr. Pimentel’s,

•                  The future projected retention value of unvested equity awards (including Mr. Pimentel’s then current holdings), and

•                  Internal pay equity considerations in relation to the Company’s other executive officers, as well as recognition that the value of new-hire equity awards is generally substantially higher than the value of equity awards granted on an on-going basis.

As noted above, the Committee took various factors into account in negotiating the new-hire compensation package for Mr. Pimentel; however, no specific “benchmark” or formula was used in determining the grant sizes, and no specific weightings were assigned to any particular factors.  The Committee’s determination of specific grant levels was subjective, and was the product of the Committee’s business judgment, which was informed by, among other things, the experience of the Committee members and input provided by Frederic W. Cook, the Committee’s independent executive compensation consultant, as well as staff from the Company’s Human Resources department.

In future filings, the Company will provide similar disclosure regarding the specific factors considered in awarding equity compensation to our named executive officers where such factors directly impact the specific type and/or size of award.

In connection with the foregoing response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Kenneth M. Massaroni, Executive Vice President, General Counsel and Chief Administrative Officer, at 408-658-1280.

Sincerely,

/s/ KENNETH M. MASSARONI

Kenneth M. Massaroni
Executive Vice President, General Counsel and CAO